2024 REPORT

Groomit



Fuel the Future of Pet Grooming
$24 Million+
Revenue Generated
10,000+
Servicing Zip Codes
4.8★
Rated on 38K+ Reviews
140k+
Pets Groomed
America's #1
On-Demand Pet Grooming
OOMIT
It's Groomit Time!
www.groomit.me

LETTER

Dear investors,

2024 was a year of operational strength and strategic discipline. Despite limited funding, we grew revenue from $6M to $8M by increasing fulfillment efficiency, improving retention through seamless booking flows, and enhancing margins with well-placed policy changes—all without adding new vans.

While van procurement delays and constrained marketing budgets limited our growth pace, we maintained high ROAS and laid the foundation for scalable customer acquisition.

Looking ahead to 2025, we're focused on growth. With your continued support, we aim to double our fleet to nearly 150 vans, unlocking new markets and increasing our service capacity dramatically. This expansion, combined with our strong unit economics and maturing retention strategies, positions us for breakout growth.

Thank you for believing in our mission. The best is yet to come.

We need your help!

Fuel Scalable GrowthAdditional capital will let us scale our marketing—turning high ROAS into aggressive customer acquisition and market dominance.

Expand Fleet Faster

Funding will unblock van procurement delays, allowing us to grow capacity and meet demand in more regions.

Attract and Retain Top Talent

Investment enables us to offer competitive compensation and reduce groomer turnover, improving service quality and fulfillment.

Accelerate Product Enhancements

With investor backing, we can continue optimizing our platform, improving retention flows, and compounding recurring revenue.

Sincerely,

Faez KAPADIA

VP

Anna Zege

Founder

Sohel Kapadia

COO

How did we do this year?

REPORT CARD



A-

☺ The Good

Revenue up $6M→$8M without new vans via optimized fulfillment.

Seamless app flows & retention offers drove recurring bookings.

Introduced strategic policies that increased profitability margins without disrupting operational flow or customer experience.

☹ The Bad

Marketing was efficient but underfunded, limiting our ability to aggressively pursue larger customer segments.

Unexpected Van maintenance costs slightly affected margins.

Delays in van procurement slowed fleet expansion plans.

2024 At a Glance

January 1 to December 31



$7,401,985 +26%
Revenue



-$1,809,015
Net Loss







$2,776,274 +75%
Short Term Debt

$826,250
Raised in 2024



$150,000
Cash on Hand
As of 05/14/25

INCOME   BALANCE   **NARRATIVE**

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Groomit Inc. and its 100% operating subsidiary Groom It For Pets LLC (the "Company") are in the business of in-home pet grooming through their mobile platform which connects pet owners and groomers. By connecting owners and groomers directly, the Company offers top quality services which are all conveniently performed in the comfort of pet owners' homes.

Milestones

Groomit Inc. was incorporated in the State of Delaware in January 2020.

Since then, we have:

- Over 140,000 pets groomed generating lifetime revenues of $24 million+
- 4.8/5.0 customer satisfaction rating over 35,000+ verified reviews with a 70% repeat customers rate.
- Nationwide reach with 120+ groomers and 80+ vans servicing 10,000+ zip codes across 17 states.
- Empower Groomers with profit sharing result in above market earnings, attracting 5,000+ applicants.
- 8.4x annual return on ad spend with 100K monthly website visits and 10,000+ app downloads per month.
- In-house, custom-built CRM enables leadership to track and maximize the value of customer data.
- Experienced team led by Sohel Kapadia, a technology and telecom industry veteran.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $7,401,985 compared to the year ended December 31, 2023, when the Company had revenues of $5,888,841. Our gross margin was 49.4% in fiscal year 2024, and 45.81% in 2023.
- *Assets.* As of December 31, 2024, the Company had total assets of $1,768,737, including $10,405 in cash. As of December 31, 2023, the Company had $2,030,611 in total assets, including $76,565 in cash.
- *Net Loss.* The Company has had net losses of $1,809,015 and net losses of $1,798,829 for the fiscal years ended December 31, 2024 and December 31

$1,798,829 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $6,750,616 for the fiscal year ended December 31, 2024 and $5,370,326 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,576,250 in debt and $4,152,410 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Groomit Inc. cash in hand is $150,000, as of May 2025. Over the last three months, revenues have averaged $700,000/month, cost of goods sold has averaged $650,000/month, and operational expenses have averaged $280,000/month, for an average burn rate of $230,000 per month. Our intent is to be profitable in 2 months.

Since the date of our financials, our Q1 of 2025 has seen close to 30% growth compared to q1 of 2024. We have also taken capital into the company through debt and convertible debt issuances.

Over the next 6 months we expect close to $5M in revenue, incur approximately $3.5M in COGS, and $1.5M in OpEx.

We are not yet profitable. We believe we'll need approximately $2M in capital to reach profitability by end of Q4 2025.

For additional sources of capital outside of this Wefunder offering, we have good relations with credit institutions and can also rely on our friends and family who have helped us previously.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -24% Gross Margin: 49% Return on Assets: -102% Earnings per Share: -$0.30

Revenue per Employee: $370,099 Cash to Assets: 1% Revenue to Receivables: 691,128

Debt Ratio: 382%

Groomit_Inc_Reviewed_Financial_Statements_YE_12.31.24__23__1_.pdf



We ❤ Our 103 Investors

Thank You For Believing In Us

Jerry Levine
Brian Belley
Badal Haider
David Eitches
Anders Alexander
Adam Musa
Greg Travis
Mohammad Zabair
Alonso Zaragoza
Max Marchione
Anna Ochoa
Melissa Bacchus
Maria Tovar
Yuan Liu
Sara Puls

William Greenberg
Joshua Gordon
Pepe Tovar
Kiran Lingam
Jordan Sellers
Saul Gewer
Stefan Hedtmann
Peter M. Cafaro
Yelena Weissman
Sakil Kapadia
My Country Mobile Pt...
Volkan Eren
Tino Patel
Venkata Pilla
Saad Nanabawa

Muhan Zhang
Rukhaiyaben...
Adam Stant
Lucia Salcedo
Ronald Knecht
Firozkhan Pathan
Chelsea Calvin
Latricia Bullock
Scott Reinhardt
Jacobus Dirk...
Saad Shari
Magnus Eitches
Mahmadshakil...
Johnny Webster
Nick M

Roberto Ramirez...
Saleem Elmasri
Nick Murray
Vanessa Vaughan
Kara Holmes
My Country Mobile...
Mohammed Dawood
Mayrene Domínguez...
Gill Charles
Twiching General...
Ben Hays
Basir Kapadia
Princess Verlyndia...
Monica Kapoor
Myrna Perez

Jacob Severn
Joshua Stout
Luke Podsiadlo
Andrew Parker
David Weathers
Caroline Croydon
Fredi Rissmann
Jeziel Nova
Terry Mitchell
Andreas Maerki
Ameyo Laetitia Attila
William Gangware
Sabrina Casseus
Monica R Myers

Tan Quan Nguyen
Alejandra Rubiera
Sadikmohmad...
Ismael Wrixen
Zainab Lakhi
John Peck
Mohmadsharif Tai
Peter Vlahos
Jignesh Vavadiya
Linda Deng
Suzanne Lanctot
Joseph Farber
Lisa Marie Scafuta
Abdullah Alkulaib

Thank You!

From the Groomit Team



Sohel Kapadia

CEO

Built and successfully exited a tech enabled telecom business with 10M+ customers



Lars Rissmann in

Chief Operating Officer

Scaled customer relationships to 5M+ users internationally





Anna Zege

Co-Founder - Product Quality Lead

Business strategist with intimate knowledge of the pet industry



Jun Hyuk Seo [in]

Chief Technology Officer

Senior Software Engineer with expertise in building enterprise systems

Details

The Board of Directors

Director	Occupation	Joined
Lars Rissmann	COO @ Groomit	2020
Anna Zege	VP Quality Control @ Groomit	2020
Faez Kapadia	VP @ Groomit	2025
Sohel Kapadia	CEO @ Groomit	2020

Officers

Officer	Title	Joined
Lars Rissmann	Vice President	2020
Faez Kapadia	VP	2025
Sohel Kapadia	President	2020

Voting Power

Holder	Securities Held	Voting Power
Anna Zege	2,087,000 Common Stock	34.6%
Sohel Kapadia	2,087,000 Common Stock	34.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2017	$100,000		Section 4(a)(2)
12/2019	$800,000		Section 4(a)(2)
12/2020	$400,000		Section 4(a)(2)
12/2020	$235,028		Section 4(a)(2)
02/2021	$234,394		4(a)(6)
05/2021	$40,000		Section 4(a)(2)
08/2021	$316,582		Section 4(a)(2)
11/2021	$250,000		Section 4(a)(2)
07/2022	$1,000,000		Section 4(a)(2)
09/2022	$1,000,000		Section 4(a)(2)
02/2023	$50,000		Section 4(a)(2)
03/2023	$10,800		Section 4(a)(2)
03/2023	$10,800		Section 4(a)(2)
03/2023	$250,000		Section 4(a)(2)
09/2023	$50,000		Section 4(a)(2)
09/2023	$100,000		Section 4(a)(2)
10/2023	$300,000		Section 4(a)(2)
01/2024	$226,250		Section 4(a)(2)
03/2024	$150,000		Section 4(a)(2)
06/2024	$150,000		Section 4(a)(2)
09/2024	$150,000		Section 4(a)(2)
12/2024	$150,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/31/2019	$800,000	3.0%		$5,300,000	01/01/2021
12/30/2020	$400,000	6.0%		$6,500,000	12/30/2028
12/31/2020	$235,028	6.0%		$5,300,000	12/31/2028

12/31/2020	$2[illegible],028	6.0%		$5,300,000	12/31/2028
05/20/2021	$40,000	6.0%		$5,300,000	05/20/2028
08/24/2021	$316,582	6.0%		$5,300,000	08/24/2028
07/22/2022	$1,000,000	5.0%		$10,600,000	07/22/2028
09/23/2022	$1,000,000	6.0%		$10,600,000	09/23/2028
02/23/2023	$50,000	6.0%		$5,300,000	02/23/2028
03/11/2023	$10,800	6.0%		$15,900,000	03/11/2028
03/30/2023	$250,000	6.0%		$10,600,000	03/30/2028
09/07/2023	$50,000	6.0%		$15,900,000	09/07/2028

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Pradeep Patel	07/19/2017	$100,000	$100,000	12.0%	12/31/2021	Yes
Komal	11/18/2021	$250,000	$282,000	12.0%	12/31/2025	
Itria	09/08/2023	$100,000	$29,166	15.0%	09/08/2025	Yes
Sajeda	10/01/2023	$300,000	$307,500	15.0%	12/31/2025	
	01/30/2024	$226,250	$131,229	15.0%	11/18/2025	
	03/29/2024	$150,000	$97,203	15.0%	01/30/2026	
	06/13/2024	$150,000	$120,486	15.0%	05/29/2026	Yes
	09/06/2024	$150,000	$131,403	15.0%	08/29/2026	Yes
	12/31/2024	$150,000	$148,960	15.0%	12/31/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,036,459	Yes

Warrants: 0
Options: 0

Form C Risks:

The company has significant liabilities of varying maturities which will eventually need to be repaid. Future investor funds or operating capital could be used to repay those debts.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have

no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Someone else copies the same business model and offers better incentives to pet groomers and less pricing to users

The existing markets revenue may remain flat or growth could slow down, and we may not able to open additional market due to lack of funds.

Change & updates of state regulations like independent contractors/employee and new implementation licensing of groomers could impact our business and affect our unit economics.

We may not able to manage supply (recruiting of pet groomers) and demand (not able to get awareness and users on platform)

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Groomit Inc.

Delaware Corporation
Organized January 2020
20 employees
1091 Yonkers Ave
Yonkers NY 10704 http://www.groomit.me

Business Description

Refer to the Groomit profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Groomit has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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